EXHIBIT 99.1

Press Release

Mexico:

Total Closes Its Participation in the Energía Costa Azul LNG Export Project

Paris, December 10, 2020 – Total, Sempra LNG and IEnova have signed binding agreements finalizing Total’s equity investment in the Energía Costa Azul liquefied natural gas export project (ECA LNG), located in Baja California, Mexico.

Total now holds a 16.6% equity share of the project, for which the final investment decision was taken last November for the development, construction and operation of a single-train liquefaction facility with a nameplate capacity of 3.25 million tonnes per annum (Mtpa) of LNG and an expected start in 2024. Last April, Total also closed a twenty-year offtake agreement for 1.7 Mtpa of LNG.

“We are very pleased to further strengthen our partnership with Sempra Energy through our participation in the ECA LNG project, that benefits from brownfield synergies with existing facilities and from the proximity to Asian markets,” said Philippe Sauquet, President Gas, Renewables & Power at Total. “This investment is in line with our strategy to grow our LNG integrated portfolio across the entire gas value chain, which is a key to meet a growing global demand for energy while decreasing the carbon intensity of the products sold to our customers.”

ECA LNG is owned by Sempra LNG (41.7%), IEnova, Sempra Energy’s subsidiary in Mexico (41.7%), and Total (16.6%).

Total, Second Largest Private Global LNG Player

Total is the world’s second largest privately owned LNG player, with a global portfolio of nearly 50 Mtpa by 2025 and a global market share of around 10%.

The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport.

Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Group markets LNG on all world markets.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible.

Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

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